UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

CEDAR SHOPPING CENTERS, INC.
(Name of Issuer)

          Common Stock, par value $0.06 per share
(Title of Class of Securities)

             150602209
(CUSIP Number)

Raghunath Davloor
Senior Vice President and Chief Financial Officer
RioCan Real Estate Investment Trust
RioCan Yonge Eglinton Centre
2300 Yonge Street, Suite 500, P.O. Box 2386
Toronto, Ontario M4P 1E4
Canada
          (416-866-3033)
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

           October 26, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 13 Pages

SCHEDULE 13D

CUSIP No.: 150602209	Page 2 of 13 Pages

1.	Names of Reporting Persons. RIOCAN REAL ESTATE INVESTMENT
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Ontario, Canada
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power	None
	8.	Shared Voting Power	8,095,236
	9.	Sole Dispositive Power	None
	10.	Shared Dispositive Power	8,095,236
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,095,236
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 15.2%*
14.	Type of Reporting Person: HC

* Based upon 45,236,144 shares of Common Stock outstanding as of October 26, 2009, as stated by the Company in the Securities Purchase Agreement (as defined below), plus 6,666,666 shares of Common Stock and the warrant to purchase 1,428,570 shares of Common Stock acquired under the Securities Purchase Agreement.

SCHEDULE 13D

CUSIP No.: 150602209	Page 3 of 13 Pages

1.	Names of Reporting Persons. RIOCAN HOLDINGS USA INC.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power	None
	8.	Shared Voting Power	8,095,236
	9.	Sole Dispositive Power	None
	10.	Shared Dispositive Power	8,095,236
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,095,236
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 15.2%*
14.	Type of Reporting Person: CO

* Based upon 45,236,144 shares of Common Stock outstanding as of October 26, 2009, as stated by the Company in the Securities Purchase Agreement (as defined below), plus 6,666,666 shares of Common Stock and the warrant to purchase 1,428,570 shares of Common Stock acquired under the Securities Purchase Agreement.

CUSIP No.: 150602209	Page 4 of 13 Pages

Item 1.	Security and Issuer

This statement relates to Common Stock, par value $0.06 per share (the “Common Stock”), of Cedar Shopping Centers, Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 44 South Bayles Avenue, Port Washington, New York 11050.

Item 2.	Identity and Background

(a) This statement is being filed jointly by (i) RioCan Real Estate Investment Trust, an Ontario unincorporated closed-end trust (“RioCan REIT”), and (ii) RioCan Holdings USA Inc., a Delaware corporation (“RioCan Holdings” and, together with RioCan REIT, the “Reporting Persons”). RioCan Holdings is a currently wholly-owned subsidiary of RioCan REIT. A joint filing agreement has been filed as Exhibit 1 to this statement pursuant to Rule 13d−1(k) promulgated under the Act. The name, business address and present principal occupation or employment of each executive officer, director and control person of RioCan Holdings, including the executive officers and trustees of RioCan REIT, and the name, principal place of business and address of any corporation or other organization in which such employment is conducted, are set forth on Schedule A hereto with respect to RioCan REIT and Schedule B hereto with respect to RioCan Holdings, and such schedules are incorporated herein by reference.

(b) The address of the principal business and principal office of each of the Reporting Persons is RioCan Yonge Eglinton Centre, 2300 Yonge Street, Suite 500, P.O. Box 2386, Toronto, Ontario M4P 1E4, Canada.

(c) The principal business of each of the Reporting Persons is owning and, in the case of RioCan REIT, managing, retail real estate. RioCan REIT owns and manages shopping centers in Canada, with ownership interests in a portfolio of 247 retail properties, including 13 under development, containing an aggregate of over 59 million square feet. RioCan Holdings, a subsidiary of RioCan REIT formed for the purpose of engaging in the transaction described in Item 4 below, will own jointly with affiliates of the Company an initial portfolio of seven grocery-anchored shopping centers in the northeastern United States.

(d) During the last five years, neither RioCan REIT nor RioCan Holdings nor, to RioCan REIT’s or RioCan Holdings’ respective knowledge, any person named on Schedule A or Schedule B has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the last five years, neither RioCan REIT nor RioCan Holdings nor, to RioCan REIT’s or RioCan Holdings’ respective knowledge, any person named on Schedule A or Schedule B was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) RioCan REIT is an Ontario unincorporated closed-end trust. RioCan Holdings is a Delaware corporation. The citizenship of each director or trustee, as the case may be, and executive officer of RioCan REIT and RioCan Holdings is set forth on Schedule A and Schedule B hereto, respectively.

Item 3.	Source and Amount of Funds or Other Consideration

CUSIP No.: 150602209	Page 5 of 13 Pages

The total amount of funds required by the Reporting Persons to acquire the shares reported in Item 5 was $39,999,996.00. All such funds were provided from working capital.

The total amount of the funds required by Donald MacKinnon to acquire the shares reported in Item 5 was $27,630 (before commissions). All such funds were provided from personal funds.

Item 4.	Purpose of the Transaction

The Reporting Persons acquired the shares reported in Item 5 as part of a transaction with the Company (as more fully described below, the “Transaction”), including a joint venture, because the Transaction provides an opportunity for RioCan REIT to enter the U.S. retail real estate market. Mr. MacKinnon acquired the shares reported in Item 5 for investment purposes.

Securities Purchase Agreement

Pursuant to the Securities Purchase Agreement, dated October 26, 2009 (the “Securities Purchase Agreement”), among the Company, Cedar Shopping Centers Partnership L.P., a Delaware limited partnership, RioCan Holdings and RioCan REIT, RioCan Holdings acquired, on October 30, 2009, 6,666,666 shares of Common Stock at a price of $6.00 per share and a warrant to purchase 1,428,570 additional shares of Common Stock (the “Equity Investment”). The warrant is exercisable at any time up to two years following the closing of the Equity Investment at a price of $7.00 per share. RioCan Holdings has agreed not to sell, assign, transfer or otherwise dispose of the shares of Common Stock or the warrant for one year, subject to certain exceptions. Additionally, the Company’s board of directors agreed to waive a prohibition contained in the Company’s articles of incorporation with respect to any person owning more than 9.9% of the Common Stock in order to permit RioCan Holdings to acquire up to 16% of the outstanding Common Stock.

RioCan Holdings has agreed that for a period of three years after closing of the Equity Investment, except as otherwise agreed, it will not without the prior consent of the Company’s board of directors (a) acquire, directly or indirectly, any additional securities of the Company, (b) directly or indirectly or through any other person, solicit proxies with respect to securities under any circumstance or become a “participant” in any “election contest” relating to the election of directors of the Company (as such terms are used in Rule 14a-11 of Regulation 14A under the Act); provided, that RioCan Holdings may vote its shares in any manner it deems appropriate; (c) deposit any securities in a voting trust, or subject any securities to a voting or similar agreement; (d) directly or indirectly or through or in conjunction with any other person, engage in a tender or exchange offer for the Company’s securities made by any other person or entity without the prior approval of the Company, or engage in any proxy solicitation or any other activity with any other person or entity relating to the Company without the prior approval of the Company; or (e) take any action alone or in concert with any other person to acquire or change the control of the Company or participate in any group that is seeking to obtain or take control of the Company. Notwithstanding the foregoing, RioCan Holdings may acquire additional shares of the Common Stock on the open market if its ownership interest is diluted in connection with certain events such as the issuance of securities in an acquisition, merger, joint venture or sale or purchase of assets. Moreover, the three-year standstill period described above shall no longer apply and RioCan Holdings may acquire additional shares of the Common Stock in the event a public tender offer is made and the Company announces (i) a recommended sale or merger transaction or (ii) a process to solicit proposals to acquire or merge with the Company.

RioCan Holdings also has, subject to certain exceptions, a pre-emptive right to maintain its percentage ownership interest in the Company with respect to the Company’s issuance of any

CUSIP No.: 150602209	Page 6 of 13 Pages

additional shares of Common Stock, provided that RioCan Holdings owns at least 9.9% of the Common Stock. Additionally, RioCan Holdings has the right to nominate one member of RioCan REIT’s senior management or its board of trustees to serve as a director on the Company’s board of directors.  Raghunath Davloor, RioCan’s Senior Vice President and Chief Financial Officer, was appointed to the board of directors of the Company at the closing of the Equity Investment as RioCan Holdings’ initial nominee.

The Securities Purchase Agreement may be amended, modified or waived by an instrument in writing signed by each of the parties thereto

Pursuant to the Guaranty given by RioCan REIT in favor of the Company and Cedar Shopping Centers Partnership L.P., dated October 26, 2009 (the “Guaranty”), RioCan REIT has guaranteed the performance of RioCan Holdings’ obligations under the Securities Purchase Agreement.

Registration Rights Agreement

Under the Registration Rights Agreement, dated October 30, 2009, between the Company and RioCan Holdings, the Company agreed to register the shares of Common Stock acquired by RioCan Holdings, including those under the warrant, within one year of the closing of the Equity Investment. The Company is responsible for the costs and expenses associated with such registration.

The Company will keep the registration statement and prospectus effective until the earlier of (i) twenty-four months after the later of the effective date of the registration statement and October 26, 2010, (ii) the date on which all such registrable securities have been disposed of under such registration statement and (iii) such time as all such registrable securities have been otherwise transferred to holders who may trade such securities without restriction under the Securities Act of 1933, as amended (the “Securities Act”), and the Company has delivered a new certificate of ownership without a restrictive legend (the earliest of such dates being the “Expiration Date”) or as otherwise reasonably requested by the holders of such securities.

The Company has the right to include shares of other holders of Common Stock in any registration statement under the Registration Rights Agreement, provided that it does not negatively impact such registration with respect to RioCan Holdings or affiliates. Commencing on the Expiration Date and for three years thereafter, if the Company (i) proposes to file a registration statement under the Securities Act with respect to the an offering of equity securities by the Company for its own account or for stockholders of the Company for their account other than a registration statement on Forms S-8 or S-4 or any such equivalent then in effect and the registration form to be used may be used for the registration of registrable securities held by RioCan Holdings or its affiliates, the Company shall provide RioCan Holdings or its affiliates with written notice that that they may include their registrable securities therein or (ii) has then in effect a registration statement under the Securities Act with respect to equity securities of the Company (other than a registration statement on Forms S-8 or S-4 or any such equivalent then in effect or the registration statement on Form S-3 filed by the Company on November 17, 2008) and such registration statement may be used for the registration of registrable securities held by RioCan Holdings or it affiliates, then the Company shall register the sale of such registrable securities as RioCan Holdings or affiliates may request, subject to certain exceptions.

The Registration Rights Agreement may be amended or modified, and its provisions may be waived, with the consent of the Company and RioCan Holdings.

Agreement Regarding Purchase of Partnership Interests

CUSIP No.: 150602209	Page 7 of 13 Pages

Pursuant to the Agreement Regarding Purchase of Partnership Interests, dated October 26, 2009 (the “Partnership Interests Agreement”), between Cedar Shopping Centers Partnership L.P. and RioCan Holdings, the parties thereto have agreed to form a joint venture with respect to seven supermarket-anchored properties presently owned and managed by the Company. The Company will hold a 20% interest in the joint venture and RioCan Holdings will acquire the remaining 80% interest. The properties consist of supermarket-anchored shopping centers in Connecticut, Massachusetts and Pennsylvania. Closing for all but two of the properties are subject to receipt of lender consents to the transfer of properties to the joint venture. Closings of the joint venture arrangements are expected to be completed in the first quarter of 2010, except for two properties that are expected to close in November 2009.

Additionally, RioCan Holdings and the Company have agreed to enter into additional joint ventures to be owned 80%/20% to acquire additional supermarket-anchored retail properties, primarily in the northeastern United States during the next two years. Related to the future acquisitions, the Company has granted to RioCan Holdings a right of first refusal for two years in the same joint venture format on primarily supermarket-anchored properties and other properties in excess of 50,000 square feet to be acquired by the Company in the states of New York, New Jersey, Pennsylvania, Massachusetts, Connecticut, Maryland and Virginia. The Company in return will have a first right of refusal on RioCan Holdings’ and its affiliates’ opportunities to acquire income producing properties that are located in the same states as above (subject to certain exceptions).

In both the existing and future joint ventures, the Company will provide property management, leasing, construction management and financial management services at standard rates. The Company will also be entitled to certain fees on acquisitions, dispositions, financings and refinancings.

Except as otherwise expressly set forth therein, the Partnership Interests Agreement may be modified by an agreement in writing signed by all the parties thereto or their respective successors in interest.

The foregoing summaries of the Securities Purchase Agreement, the Registration Rights Agreement, the Partnership Interests Agreement and the Guaranty do not purport to be complete and are qualified in their entirety by reference to the complete text of such agreements attached hereto as Exhibit 2, Exhibit 3, Exhibit 4 and Exhibit 5, respectively.

As of the date of this statement, except as set forth above, none of the Reporting Persons or Mr. MacKinnon has any present plan or intention which would result in or relate to any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although either of them may develop such plans or proposals.

The Reporting Persons intend to review on a continuing basis their respective investments in the Company. As of the date of this statement, no determination has been made by RioCan REIT or RioCan Holdings to acquire additional shares of Common Stock or dispose of any shares of Common Stock now held by them, although either of them may decide to so acquire or dispose of shares of Common Stock in a manner consistent with their obligations under the Securities Purchase Agreement, the Registration Rights Agreement and the Partnership Interests Agreement, as they may be amended from time to time. Any such determination will depend on market conditions prevailing from time to time and on other conditions that may be applicable depending on the nature of the transaction or transactions involved.

CUSIP No.: 150602209	Page 8 of 13 Pages

Item 5.	Interest in Securities of the Issuer

(a) RioCan Holdings is the direct beneficial owner of 8,095,236 shares of the Common Stock, comprised of 6,666,666 shares of Common Stock and a warrant to purchase an additional 1,428,570 shares of Common Stock. Such shares represent approximately 15.2% of the Company’s outstanding Common Stock, based upon 45,236,144 shares of Common Stock outstanding as of October 26, 2009, as stated by the Company in the Securities Purchase Agreement, plus 6,666,666 shares of Common Stock and the warrant to purchase 1,428,570 shares of Common Stock acquired under the Securities Purchase Agreement. By virtue of the relationships described under Item 2 of this statement, RioCan REIT may be deemed to have indirect beneficial ownership of the shares of Common Stock directly beneficially owned by RioCan Holdings. Mr. MacKinnon, who is Senior Vice President, Real Estate Finance of RioCan REIT and RioCan Holdings, beneficially owns 4,500 shares of Common Stock. Such shares represent approximately 0.00867% of the Company’s outstanding Common Stock, based upon 45,236,144 shares of Common Stock outstanding as of October 26, 2009, as stated by the Company in the Securities Purchase Agreement, plus 6,666,666 shares of Common Stock acquired by RioCan Holdings. To the best of the Reporting Persons’ knowledge, except for Mr. MacKinnon, none of their respective directors or trustees, as the case may be, or executive officers owns any Common Stock.

(b)           RioCan REIT and RioCan Holdings, as a currently  wholly-owned subsidiary of RioCan REIT, share power to vote or to direct the vote and to dispose or to direct the disposition of the shares of Common Stock directly owned by RioCan Holdings. Mr. MacKinnon has sole power to vote or to direct the vote and to dispose or to direct the disposition of the shares of Common Stock directly owned by him.

(c)           Mr. MacKinnon acquired 4,500 shares of Common Stock on the open market on October 27, 2009 at a price of $6.14 per share. Except as described in Item 4 and the preceding sentence, none of the Reporting Persons or their respective directors or trustees, as the case may be, or executive officers has transacted in this class of securities during the past sixty days.

(d)           Except as stated elsewhere in Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock directly owned by RioCan Holdings or by Mr. MacKinnon.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as set forth above, none of the Reporting Persons or their respective directors or trustees, as the case may be, or executive officers has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to securities of the Company, including, but not limited to, transfer or voting of any such securities, finder’s fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or losses or the giving or withholding of proxies.

Item 7.	Material to be filed as Exhibits.

Exhibit 1	Joint Filing Agreement, dated as of November 5, 2009, between RioCan REIT and RioCan Holdings
Exhibit 2	Securities Purchase Agreement, dated October 26, 2009, among the Company, Cedar Shopping Centers Partnership L.P., RioCan Holdings and RioCan REIT*

CUSIP No.: 150602209	Page 9 of 13 Pages

Exhibit 3	Registration Rights Agreement, dated October 30, 2009, between RioCan Holdings and the Company
Exhibit 4	Agreement Regarding Purchase of Partnership Interests, dated October 26, 2009, between Cedar Shopping Centers Partnership L.P. and RioCan Holdings**
Exhibit 5	Guaranty given by RioCan REIT in favor of the Company and Cedar Shopping Centers Partnership L.P., dated October 26, 2009
Exhibit 6	Warrant to Purchase Shares of Common Stock of the Company, dated October 30, 2009

* Previously filed as Exhibit 10-1 to the Form 8-K filed by the Company on October 30, 2009 and incorporated by reference in this Statement.
** Previously filed as Exhibit 10-2 to the Form 8-K filed by the Company on October 30, 2009 and incorporated by reference in this Statement.

CUSIP No.: 150602209	Page 10 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: November 5, 2009	RIOCAN REAL ESTATE INVESTMENT TRUST
By: /s/ Raghunath Davloor Name: Raghunath Davloor Title: Senior Vice President and Chief Financial Officer

Date: November 5, 2009	RIOCAN HOLDINGS USA INC.
By: /s/ Raghunath Davloor
Name: Raghunath Davloor
Title: Senior Vice President, Chief Financial Officer and Secretary

CUSIP No.: 150602209	Page 11 of 13 Pages

Schedule A

Trustees and Executive Officers of RioCan Real Estate Investment Trust

The name, present principal occupation or employment, and the name of any corporation or other organization in which such employment is conducted, of each of the trustees and executive officers of RioCan Real Estate Investment Trust is set forth below.

With the exception of Ronald Osborne, who is a dual citizen of Canada and the United Kingdom,  and  Michael Connelly, who is a dual citizen of Canada and Ireland,  each person listed below is a citizen of Canada.

The business address of each executive officer listed below is RioCan Real Estate Investment Trust, RioCan Yonge Eglinton Centre, 2300 Yonge Street, Suite 500, P.O. Box 2386, Toronto, Ontario M4P 1E4 Canada.

Trustees
Name	Present Principal Occupation and Business Address
Paul Godfrey (Chairman of the Board of Trustees)	President and Chief Executive Officer, The National Post 1450 Don Mills Road Don Mills, Ontario M3B 2X7 Canada
Clare Copeland	Chair and Director, Toronto Hydro 14 Carlton Street Toronto, Ontario M5B 1K5 Canada Chief Executive Officer, Falls Management Company 20 Eglinton Avenue W., Suite 1901 Toronto, Ontario M4R 1K8 Canada
Raymond Gelgoot	Senior Partner, Fogler, Rubinoff LLP 95 Wellington Street W., Suite 1200 Toronto-Dominion Ctr. Toronto, Ontario M5J 2Z9 Canada
Frank W. King	President, Metropolitan Investment Corporation 505 3rd Street S.W., Suite 405 Calgary, Alberta T2P 3E6 Canada Chairman, Networc Health Inc. #110 - 1402 8th Ave. NW Calgary, Alberta T2N 1B9 Canada
Dale H. Lastman	Co-Chair, Goodmans LLP Barristers & Solicitors 250 Yonge Street, Suite 2400

CUSIP No.: 150602209	Page 12 of 13 Pages

Toronto, Ontario M5B 2M6 Canada
Ronald Osborne	Chairman of the Board of Sun Life Financial Inc. and Sun Life Assurance Company of Canada 243 Russell Hill Road Toronto, Ontario M4V 2T3 Canada
Sharon Sallows	Partner, Ryegate Capital Corporation 40 Edgar Avenue Toronto, Ontario M4W 2A9 Canada
Edward Sonshine	President and Chief Executive Officer, RioCan REIT and RioCan Holdings RioCan Yonge Eglinton Centre, 2300 Yonge Street, Suite 500, P.O. Box 2386, Toronto, Ontario M4P 1E4 Canada
Charles Winograd	President, Winograd Capital Inc. 161 Bay Street Canada Trust Tower, Suite 4240 Toronto, Ontario M5J 2S1 Canada

Executive Officers
Name	Present Principal Occupation
Edward Sonshine	President and Chief Executive Officer of RioCan REIT and RioCan Holdings
Frederic A. Waks	Executive Vice President and Chief Operating Officer of RioCan REIT and RioCan Holdings
Raghunath Davloor	Senior Vice President and Chief Financial Officer of RioCan REIT and RioCan Holdings; and Secretary of RioCan Holdings
Donald MacKinnon	Senior Vice President, Real Estate Finance of RioCan REIT and RioCan Holdings
Jordan Robins	Senior Vice President, Planning and Development of RioCan REIT and RioCan Holdings
Jeff Ross	Senior Vice President, Leasing of RioCan REIT and RioCan Holdings
John Ballantyne	Vice President, Asset Management of RioCan REIT and RioCan Holdings
Michael Connelly	Vice President, Construction of RioCan REIT
Therese Cornelissen	Vice President, Accounting Standards and Taxation of RioCan REIT and RioCan Holdings
Jonathan Gitlin	Vice President, Investments of RioCan REIT and RioCan Holdings
Danny Kissoon	Vice President, Operations of RioCan REIT
Suzanne Marineau	Vice President, Human Resources of RioCan REIT
Maria Rico	Vice President, Financial Reporting and Risk Management of RioCan REIT and RioCan Holdings
Kenneth Siegel	Vice President, Leasing of RioCan REIT

CUSIP No.: 150602209	Page 13 of 13 Pages

Schedule B

Directors and Executive Officers of RioCan Holdings USA Inc.

The name, present principal occupation or employment, and the name of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of RioCan Holdings USA Inc. is set forth below.

Each person listed below is a citizen of Canada.

The business address of each person listed below is RioCan Holdings USA Inc., RioCan Yonge Eglinton Centre, 2300 Yonge Street, Suite 500, P.O. Box 2386, Toronto, Ontario M4P 1E4 Canada.

Directors
Name	Present Principal Occupation
Edward Sonshine	President and Chief Executive Officer of RioCan REIT and RioCan Holdings
Raghunath Davloor	Senior Vice President and Chief Financial Officer of RioCan REIT and RioCan Holdings; and Secretary of RioCan Holdings

Executive Officers
Name	Present Principal Occupation
Edward Sonshine	President and Chief Executive Officer of RioCan REIT and RioCan Holdings
Frederic A. Waks	Executive Vice President and Chief Operating Officer of RioCan REIT and RioCan Holdings
Raghunath Davloor	Senior Vice President and Chief Financial Officer of RioCan REIT and RioCan Holdings; and Secretary of RioCan Holdings
Donald MacKinnon	Senior Vice President, Real Estate Finance of RioCan REIT and RioCan Holdings
Jordan Robins	Senior Vice President, Planning and Development of RioCan REIT and RioCan Holdings
Jeff Ross	Senior Vice President, Leasing of RioCan REIT and RioCan Holdings
John Ballantyne	Vice President, Asset Management of RioCan REIT and RioCan Holdings
Therese Cornelissen	Vice President, Accounting Standards and Taxation of RioCan REIT and RioCan Holdings
Jonathan Gitlin	Vice President, Investments of RioCan REIT and RioCan Holdings
Maria Rico	Vice President, Financial Reporting and Risk Management of RioCan REIT and RioCan Holdings

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing by RioCan Holdings USA Inc., a Delaware corporation (“RioCan Holdings”), and RioCan Real Estate Investment Trust, an Ontario unincorporated closed-end trust (“RioCan”) on behalf of each of them a statement on Schedule 13D (including any amendments thereto) with respect to Common Stock, par value $0.06 per share, of Cedar Shopping Centers, Inc., a Maryland corporation, and that this Agreement be included as an Exhibit to such joint filing.  This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 5th day of November 2009.

RIOCAN HOLDINGS USA INC.

By:
Name:
Title:

RIOCAN REAL ESTATE INVESTMENT TRUST

By:
Name:
Title:

Exhibit 3

REGISTRATION RIGHTS AGREEMENT

Registration Rights Agreement (this “Agreement”) dated October 30, 2009, by and between Cedar Shopping Centers, Inc., a Maryland corporation (the “Company”), and RioCan Holdings USA Inc., a Delaware corporation (the “Investor”).

W I T N E S S E T H :

WHEREAS, the Company and the Investor entered into a Securities Purchase Agreement dated October 26, 2009 (the “Purchase Agreement”) pursuant to which the Investor will acquire shares of Common Stock of the Company and a Warrant to acquire shares of Common Stock of the Company;

WHEREAS, the Company desires to grant to the Investor certain registration rights with respect to Registrable Securities (as hereinafter defined) acquired by the Investor pursuant to the Purchase Agreement;

NOW, THEREFORE, in consideration of the mutual covenants contained herein and for other good and valuable consideration set forth herein, the parties hereto agree as follows:

1.             Certain Definitions. For purposes of this Agreement, the following terms shall have the respective meanings set forth below:

“Commission” means the Securities and Exchange Commission.

“Common Stock” means shares of common stock, par value $.06 per share, of the Company.

“Costs and Expenses” means all of the costs and expenses relating to  the Registration Statement described in Section 2.1 including, but not limited to, blue-sky expenses, printing expenses, Commission filing fees, Financial Industry Regulatory Authority fees and fees and disbursements of counsel to the Company; provided, however, that Costs and Expenses shall not include (x) fees and disbursements for counsel for any Holder, which shall be borne by such Holder, or (y) underwriting discounts and commissions and reimbursable underwriters’ expenses attributable to the Registrable Securities being sold by the Selling Holders thereof, which shall be borne by such Selling Holders pro rata on the basis of the relative number of Registrable Securities included in the applicable registration statement.  With respect to Piggy Back Registrations pursuant to Section 2.2(b), the Holders shall bear all Costs and Expenses relating to inclusion of their Registrable Securities pro rata on the basis of the relative number of Registrable Securities included in the Piggy Back Registration, except for fees and disbursements of counsel to the Company.

“Holder” means (i) the Investor as a holder of Registrable Securities and (ii) any affiliate of the Investor that is a direct or indirect transferee of such Registrable Securities from the Investor that has agreed to be bound by the terms of this Agreement as a Holder.

“Registrable Securities” means (a) any shares of Common Stock issuable to the Investor pursuant to the provisions of the Purchase Agreement, (b) any shares of Common Stock issuable upon exercise of the Warrant granted to the Investor pursuant to the Purchase Agreement and (c)

any securities issued as a dividend on or other distribution with respect to, or in exchange for or in replacement of, the shares of Common Stock referred to in subsections (a) and (b) above including, without limitation, stock splits, reclassifications, mergers, consolidations, recapitalizations or similar events; provided, however, that a security shall cease to be a Registrable Security only upon it having been effectively registered under the Securities Act and transferred pursuant to such registration or otherwise transferred to holders who may trade such security without restriction under the Securities Act, and the Company has delivered a new certificate or other evidence of ownership for such security not bearing a restrictive legend.

“Securities Act” means the Securities Act of 1933, as amended, or any similar Federal law then in force.

“Selling Holder” means any Holder who is selling Registrable Securities pursuant to a public offering registered hereunder.

2.	Registration.

2.1           Registration Procedures and Expenses.

(a)           The Company shall prepare and file with the Commission a registration statement on Form S-3 meeting the requirements of the Securities Act relating to the sale of the Registrable Securities by the Holders (the “Registration Statement”) from time to time.  Such Registration Statement (i) shall be a shelf registration statement providing for the registration and the sale of Registrable Securities by the Holders on a continuous or delayed basis pursuant to Rule 415 of the Securities Act, (ii) shall comply as to form in all material respects with the requirements of Form S-3 and include all financial statements required by the Commission to be filed therewith or be incorporated therein, (iii) shall be reasonably acceptable to the Investor’s counsel and (iv) shall provide for the resale of the Registrable Securities from time to time pursuant to any method or combination of methods legally available by the Holders, and the Registration Statement and any form of prospectus included or incorporated by reference therein (or any prospectus supplement relating thereto) shall reflect such plan of distribution or method of sale.

(b)           The Company shall, subject to receipt of necessary information from the Holders, use its reasonable best efforts to cause the Commission to declare the Registration Statement effective on or prior to the date that is one year from the date hereof (such date, the “Lockup Termination Date”).

(c)           The Company shall (i) prepare and file with the Commission such amendments and supplements to the Registration Statement and the prospectus used in connection therewith as may be (A) reasonably necessary to keep the Registration Statement continuously effective until the earliest of (x) twenty four months after the later of the effective date of the Registration Statement and the Lockup Termination Date, (y) the date on which all Registrable Securities have been disposed of under the Registration Statement and (z) such time as all Registrable Securities have been otherwise transferred to holders who may trade such securities without restriction under the Securities Act, and the Company has delivered a new certificate or other evidence of ownership for such securities not bearing a restrictive legend (the earliest of such dates being referred to herein as the “Expiration Date”), or (B) reasonably requested by the Holders (whether or not required by the form on which the securities are being registered), and shall use its reasonable best efforts to cause each such amendment to be declared effective by the Commission, if required, as soon as practicable after the filing thereof, (ii) cause any related prospectus to be supplemented by any required supplement, and as so supplemented to be filed with the Commission pursuant to Rule 424 under the Securities Act (or any similar provisions then in force under the Securities Act), to the extent required, and (iii) comply in all material respects with the provisions of the Securities Act with respect to the disposition of all securities covered by the Registration Statement during the applicable period in accordance with the intended methods of disposition as may be reasonably requested from time to time by the Holders and set forth in such Registration Statement as so amended or such prospectus as so supplemented.

(d)           The Company shall bear the Costs and Expenses of the Registration Statement.

2.2           Other Holders; Piggyback Rights.

(a)           The Company shall have the right to include in the Registration Statement the shares of Common Stock of any shareholder of the Company who has registration rights enabling it to include its shares in such Registration Statement, provided that such shares of  Common Stock of any other shareholder of the Company may only be included in the Registration Statement to the extent such inclusion (i) will not reduce the amount of Registrable Securities of the Holders included in the Registration Statement and (ii) in the case of an underwritten offering, based on the written advice of the underwriter for the Registrable Securities, will not materially adversely affect the proposed offering price, the timing, the distribution method, or the probability of success of the offering.

(b)           For a period commencing on the Expiration Date and ending three years after the Expiration Date, if the Company (i) proposes to file a registration statement under the Securities Act with respect to an offering of equity securities by the Company for its own account or for stockholders of the Company for their account other than a registration statement on Forms S-8 or S-4 or any equivalent form then in effect and the registration form to be used may be used for the registration of Registrable Securities, then the Company shall (A) give written notice of such proposed filing to the Holders as soon as practicable but in no event less than ten business days before the anticipated filing date, which notice shall describe the amount and type of securities to be included in such offering, the intended method(s) of distribution, and the name of the proposed underwriter(s), if any, of the offering, and (B) offer to the Holders in such notice the opportunity to register the sale of such number of Registrable Securities as such Holders may request in writing within five business days following receipt of such notice or (ii) has then in effect a registration statement under the Securities Act with respect to equity securities by the Company (other than a registration statement on Forms S-8 or S-4 or any equivalent form then in effect or the registration statement on Form S-3 filed by the Company with the Commission on November 17, 2008) and such registration statement may be used for the registration of Registrable Securities, then the Company shall register the sale of such number of Registrable Securities as any Holder may request in writing (any such registration described in clause (i)(B) or clause (ii) of this Section 2.2(b) is referred to as a “Piggy−Back Registration”); provided, however, that no request for a Piggy−Back Registration may be made prior to the Expiration Date.  If at any time after giving written notice of its intention to register any securities and prior to the effective date of the registration statement filed in connection with such registration, the Company shall determine for any reason not to register or to delay registration of such securities, the Company may, at its election, give written notice of such determination to each Holder and, (x) in the case of a determination not to register, shall be relieved of its obligation to register any Registrable Securities in connection with such registration, and (y) in the case of a determination to delay registering, shall be permitted to delay registering any Registrable Securities for the same period as the delay in registering such other securities. The Company shall use its reasonable best efforts to cause such Registrable Securities to be included in such Piggy−Back Registration and shall use reasonable best efforts to cause the underwriter(s) of a proposed underwritten offering to permit the Registrable Securities requested to be included in a Piggy−Back Registration on the same terms and conditions as any similar securities of the Company and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof.  All Holders proposing to distribute their securities through a Piggy−Back Registration that involves an underwriter(s) shall enter into an underwriting agreement in customary form with the underwriter(s) selected for such Piggy−Back Registration and (ii) complete and execute all questionnaires, powers−of−attorney, indemnities, opinions and other documents required under the terms of such underwriting agreement.  The Holder shall be responsible for all Costs and Expenses with respect to each Piggy Back Registration pro rata on the basis of the relative number of Registrable Securities included in the Piggy Back Registration.

(c)           If the underwriter for a Piggy−Back Registration advises the Company and the Holders in writing that in their opinion the inclusion of Registrable Securities by a Holder would materially adversely affect the proposed offering price, the timing, the distribution method, or the probability of success of the offering, then the Company shall include in such offering, as to each Holder exercising piggyback rights pursuant to Section 2.2(b) and any other person or persons having a written contractual right to request their shares of Common Stock or other securities of the Company be included in such offering, that number of shares of Common Stock or other securities of the Company that the Company is so advised can be sold in such offering without materially adversely affecting the proposed offering price, the timing, the distribution method, or the probability of success of the offering, determined as follows:

(i)           if the registration is undertaken for the Company’s account: (a) first, the shares of Common Stock or other securities of the Company that the Company desires to sell and (b) second, any shares of Common Stock or other securities of the Company held by holders of written contractual piggy−back registration rights (including the Holders) which can be included therein without, in the opinion of the underwriters, materially adversely affecting the proposed offering price, the timing, the distribution method, or the probability of success of the offering, pro rata among such holders on the basis of the relative number of shares of Common Stock or other securities of the Company requested to be included in such registration by such  holders, and

(ii)           if the registration is a “demand” registration undertaken at the demand of persons other than the Holders: (a) first, the shares of Common Stock or other securities of the Company to be sold for the account of such demanding persons that can be sold without, in the opinion of the underwriters, materially adversely affecting the proposed offering price, the timing, the distribution method, or the probability of success of the offering and (b) second, any shares of Common Stock or other securities of the

Company held by other holders of written contractual piggy−back registration rights (including the Holders) which can be included therein without, in the opinion of the underwriters, materially adversely affecting the proposed offering price, the timing, the distribution method, or the probability of success of the offering, pro rata among such holders on the basis of the relative number of shares of Common Stock or other securities of the Company requested to be included in such registration by such  holders.

2.3           Other Registration Procedures.  With respect to any registration of Registrable Securities effected pursuant to Section 2.1 or Section 2.2(b), the Company shall:

(a)           furnish to the Selling Holders with respect to such Registrable Securities (and to each underwriter, if any, of such Registrable Securities), without charge, such reasonable number of copies of any registration statement in respect of such Registrable Securities or any amendment or supplement thereto (in each case including all exhibits thereto and documents incorporated by reference therein) and the prospectus included in such registration statement (including each preliminary prospectus) and such other documents as the Selling Holders or such underwriter may reasonably request, in order to facilitate the public sale or other disposition of all or any of the Registrable Securities by such Selling Holders; provided, however, that the obligation of the Company to deliver copies of prospectuses to the Selling Holders shall be subject to the receipt by the Company of reasonable assurances from such Selling Holders that such Selling Holders will comply with the applicable provisions of the Securities Act and of such other securities or blue sky laws as may be applicable in connection with any use of such prospectuses;

(b)           use its reasonable best efforts to (x) register and qualify the Registrable Securities under such other securities or blue sky laws of such states or jurisdictions specified in writing by the Selling Holders, keep each such registration or qualification (or exemption therefrom) effective during the period in which the registration statement for such Registrable Securities is required to be kept effective, and (y) do any and all other acts and things which may be necessary or advisable to enable each Selling Holder to consummate the disposition of the Registrable Securities in such jurisdictions; provided, however, that the Company shall not be required to qualify to do business or consent to service of process in any jurisdiction in which it is not now so qualified or has not so consented;

(c)           enter into and perform customary agreements (including an underwriting agreement in customary form) and take such other actions (including, without limitation, participation in road shows and investor conference calls) as are required in order to expedite or facilitate the sale of Registrable Securities;

(d)           after the filing of any registration statement in respect of such Registrable Securities, promptly notify such Selling Holders of any stop order issued or, to the Company’s knowledge, threatened to be issued by the Commission and use its reasonable best efforts to prevent the entry of such stop order or to remove it if entered;

(e)           at the request of any underwriter of the Registrable Securities in connection with an underwritten offering, furnish (i) an opinion of counsel, addressed to such underwriters and such Selling Holders, covering such customary matters as the underwriter and the Selling Holders may reasonably request and (ii) a comfort letter or comfort letters from the

Company’s independent public accountants addressed to the underwriters and such Selling Holders covering such customary matters as the underwriter or the Selling Holders may reasonably request;

(f)           provide a CUSIP number for the Registrable Securities included in any registration statement in respect of such Registrable Securities not later than the effective date of such registration statement;

(g)           cooperate with such Selling Holders and any underwriter participating in the disposition of the Registrable Securities and their respective counsel in connection with any filings required to be made with the Financial Industry Regulatory Authority (“FINRA”);

(h)           during the period when the prospectus is required to be delivered under the Securities Act, use its reasonable best efforts promptly to file all documents required to be filed with the Commission pursuant to Section 13(a) of the Exchange Act; and

(i)           take such other actions as are reasonably required in order to expedite or facilitate the disposition of Registrable Securities included in any registration statement in respect of such Registrable Securities.

2.4           Indemnification by the Company.  The Company will indemnify and hold harmless each Holder, any underwriter (as defined in the Securities Act) for the Holders, each officer, director, trustee, employee and agent of each Holder, and each person, if any, who controls such Holder or such underwriter within the meaning of the Securities Act (but, in the case of an underwriter or a controlling person, only if such underwriter or controlling person agrees to indemnify the persons mentioned in subdivision (b) of Section 2.5 hereof in substantially the manner set forth therein), from and against any losses, claims, damages or liabilities, joint or several, to which such Holder or any such underwriter, officer, director, trustee, employee, agent or controlling person becomes subject, under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) (i) are caused by, arise out of, result from or relate to any untrue statement or alleged untrue statement of any material fact contained or incorporated by reference in the Registration Statement under which Registrable Securities were registered under the Securities Act, the prospectus contained therein, or any amendment or supplement thereto, including all documents attached thereto or incorporated by reference therein or (ii) are caused by, arise out of, result from or relate to the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading or (iii) are caused by, arise out of, result from or relate to any violation by the Company of any rule or regulation promulgated under the Securities Act applicable to the Company and relating to any action or inaction required of the Company in connection with such registration; and the Company will reimburse such Holder and any such underwriter, officer, director, trustee, employee, agent or controlling person for any legal or other expenses reasonably incurred by such Holder, or any such underwriter, officer, director, trustee, employee, agent or controlling person in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that the Company will not be liable to any such persons in any such case to the extent that any such loss, claim, damage, liability or action arises out of or is based upon any untrue statement or alleged untrue statement or omission or alleged omission made in reliance upon and in conformity with information furnished to the Company in writing by such person expressly for inclusion in any of the foregoing documents. The remedies provided in this Section 2.4 are not exclusive and shall not limit any rights or remedies which may otherwise be available to the Holders at law or in equity.

2.5           Indemnification by the Holders.  Each Holder shall:

(a)           Furnish in writing all information to the Company concerning itself and its holdings of securities of the Company as shall be required in connection with the preparation and filing of any registration statement covering any Registrable Securities; and

(b)           Indemnify and hold harmless the Company, each of its directors, each of its officers who has signed any registration statement covering any Registrable Securities, each person, if any, who controls the Company within the meaning of the Securities Act and any underwriter (as defined in the Securities Act) for the Company, against any losses, claims, damages or liabilities to which the Company or any such director, officer, controlling person or underwriter may become subject under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) are caused by any untrue or alleged untrue statement of any material fact contained in any registration statement under which Registrable Securities were registered under the Securities Act, the prospectus contained therein, or any amendment or supplement thereto, or arising out of or based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading; in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made in reliance upon and in conformity with information furnished in writing to the Company by such Holder expressly for inclusion in any of the foregoing documents, and each Holder shall reimburse the Company and any such underwriter, officer, director or controlling person for any legal or other expenses reasonably incurred by the Company or any such director, officer or controlling person in connection with investigating or defending any such loss, claim, damage, liability or action.  Each Holder’s liability under this Section 2.5 shall be limited to an amount equal to the net proceeds (after deducting any applicable underwriting discount and expenses associated with the Registrable Securities sold thereunder) received by such Holder from the sale of Registrable Securities by such Holder. The remedies provided in this Section 2.5 are not exclusive and shall not limit any rights or remedies which may otherwise be available to the Company at law or in equity.

2.6           Contribution.  In order to provide for just and equitable contribution to joint liability under the Securities Act in any case in which either (a) the indemnification required by Section 2.4 is unavailable to an indemnified party in respect of any losses, claims, damages or liabilities, or legal or other expenses, with respect to which indemnity is to be provided thereunder or (b) contribution under the Securities Act may be required on the part of the indemnified party in circumstances for which indemnification is provided under Section 2.4; then, and in each such case, the Company, in lieu of indemnifying such indemnified party, shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages, liabilities or expenses in such proportion as is appropriate to reflect the relative fault of the Company and indemnified parties in connection with the actions which resulted in such losses, claims, damages or liabilities, or legal or other expenses, as well as any other relevant equitable considerations. The relative fault of the Company and the indemnified party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by such party and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.  The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 2.6 were determined by pro rata allocation or by any other method of allocation which does not take into account the equitable considerations referred to in this Section 2.6.  No Holder shall be required to contribute any amount in excess of the amount by which the net proceeds of the offering (before deducting expenses) received by such Holder exceeds the amount of any damages that such Holder has otherwise been required to pay under Section 2.5 and Section 2.6 or otherwise by reason of untrue or alleged untrue statements or omissions or alleged omissions.  No person guilty of fraudulent misrepresentation (within the meaning of Section 12 of the Securities Act) will be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

2.7           Conduct of Indemnification Proceedings.  Each Holder, the Company and each other person indemnified pursuant to Section 2.4 or 2.5 hereof will, in the event it receives notice of the commencement of any action against it in respect of which indemnity may be sought pursuant to Section 2.4 or 2.5, promptly notify the indemnifying party, in writing, of the commencement of such action and permit the indemnifying party, if the indemnifying party so notifies the indemnified party within 10 days after receipt by the indemnifying party of notice of the commencement of the action, to participate in and to assume the defense of such action with counsel selected by the indemnifying party; provided, however, that an indemnified party shall have the right to retain its own counsel, with the fees and disbursements and expenses to be paid by the indemnifying party, if representation of such indemnified party by the counsel retained by the indemnifying party would be inappropriate due to actual or potential differing interests between such indemnified party and any other party represented by such counsel in such proceeding.  The omission to notify the indemnifying party promptly of the commencement of any such action shall not relieve the indemnifying party of any liability to indemnify the indemnified party, under Section 2.4 or Section 2.5 hereof, as applicable, except to the extent the indemnifying party shall suffer any loss by reason of such failure to give notice and shall not relieve the indemnifying party of any other liabilities which it may have under this or any other agreement. Any fees and expenses incurred by the indemnified party (including any fees and expenses incurred in connection with investigating or preparing to defend such action or proceeding) shall be advanced to the indemnified party, as incurred, within thirty (30) days of written notice thereof to the indemnifying party.  Any such indemnified party shall have the right to employ separate counsel in any such action, claim or proceeding and to participate in the defense thereof, but the fees and expenses of such counsel shall be the expenses of such indemnified party unless (i) the indemnifying party has agreed to pay such fees and expenses or (ii) the indemnifying party shall have failed to promptly assume the defense of such action, claim or proceeding or (iii) the named parties to any such action, claim or proceeding (including any impleaded parties) include both such indemnified party and the indemnifying party, and such indemnified party shall have been advised by counsel that there may be one or more legal defenses available to it which are different from or in addition to those available to the indemnifying party and that the assertion of such defenses would create a conflict of interest such that counsel employed by the indemnifying party could not faithfully represent the indemnified party (in which case, if such indemnified party notifies the indemnifying party in writing that it elects to employ separate counsel at the expense of the indemnifying party, the indemnifying party shall not have the right to assume the defense of such action, claim or proceeding on behalf of such indemnified party, it being understood, however, that the indemnifying party shall not, in connection with any one such action, claim or proceeding or separate but substantially similar or related actions, claims or proceedings in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the reasonable fees and expenses of more than one separate firm of attorneys (together with appropriate local counsel) at any time for all such indemnified parties, unless in the reasonable judgment of such indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such action, claim or proceeding, in which event the indemnifying party shall be obligated to pay the fees and expenses of such additional counsel or counsels).

2.8           Rule 144.  The Company shall use reasonable best efforts to file any and all reports required to be filed by it under the Securities Act and the Exchange Act and shall take such further action as the Holders may reasonably request to the extent required from time to time to enable the Holders to sell Registrable Securities without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 under the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission. Upon the request of any Holder, the Company will deliver to such Holder a written statement as to whether it has complied with such reporting requirements.

3.	Miscellaneous.

3.1           Notices.  All notices, requests, demands and other communications provided for by this Agreement shall be in writing (including telecopier or similar writing) and shall be deemed to have been given at the time five days after being mailed in any general or branch office of the United States Postal Service, enclosed in a registered or certified postpaid envelope, or received if sent by Federal Express or other similar overnight courier service, addressed to the address of the parties provided in the Purchase Agreement, or, with respect to any permitted transferee of the Investor that agrees to be bound by the terms of the Agreement as a Holder, to such address as shall be specified in writing by such Holder to the other parties hereto.

3.2           Successors and Assigns.  This Agreement is solely for the benefit of and shall be binding upon the parties and their respective successors and permitted assigns, including, without limitation, any successor of the Company by merger, acquisition, reorganization, recapitalization or otherwise.  Neither the Company nor the Investor may assign this Agreement or any of its rights, duties or obligations hereunder without the prior written consent of the other party; provided, however, that the Investor may assign its rights, duties or obligations hereunder to any affiliate of the Investor, provided that such affiliate agrees to be bound by the terms of this Agreement as a Holder.  Except as expressly set forth herein, nothing herein shall be construed to provide any rights to any other entity or individual.

3.3           Counterparts.  This Agreement may be executed in several counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same document.

3.4           Headings.  Section headings are for convenience only and do not control or affect the meaning or interpretation of any terms or provisions of this Agreement.

3.5           Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of New York governing contracts to be made and performed therein without giving effect to principles of conflicts of law, and, with respect to any dispute arising out of this Agreement, each party hereby consents to the exclusive jurisdiction of the courts sitting in the City of New York as provided in Section 10.15 of the Purchase Agreement.

3.6           Severability.  Should any part, term, condition or provision hereof or the application thereof be declared illegal, invalid or otherwise unenforceable or in conflict with any other law by a court of competent jurisdiction, the validity of the remaining parts, terms, conditions or provisions of this Agreement shall not be affected thereby, and the illegal, invalid or unenforceable portions of this Agreement shall be and hereby are redrafted to conform with applicable law, while leaving the remaining portions of this Agreement intact, except to the extent necessary to conform to the redrafted portions hereof.

3.7           Entire Agreement.  This Agreement sets forth the entire agreement and understanding between the parties and supersedes all proposals, commitments, writings, negotiations, discussions, agreements and understandings, oral or written, of every kind and nature between them concerning the subject matter hereof. This Agreement may not be amended or otherwise modified and no provision hereof may be waived, without the consent of the Company and the Investor.  No discharge of the terms hereof shall be deemed valid unless by full performance by the parties or by a writing signed by the parties. A waiver by any party of any breach or violation of any provision of this Agreement shall not be deemed or construed as a waiver of any other breach or violation hereof.

3.8           Injunctive Relief.  Each of the parties hereto acknowledges that in the event of a breach by any of them of any material provision of this Agreement, the aggrieved party may be without an adequate remedy at law.  Each of the parties therefore agrees that in the event of such a breach hereof the aggrieved party may elect to institute and prosecute proceedings in any court having jurisdiction as agreed to in Section 3.5 to seek to enforce specific performance or to enjoin the continuing breach hereof.  By seeking or obtaining any such relief, the aggrieved party shall not be precluded from seeking or obtaining any other relief to which it may be entitled.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

CEDAR SHOPPING CENTERS, INC.

Per:
Name:
Title:

RIOCAN HOLDINGS USA INC.

Per:
Name:
Title:

Exhibit 5

GUARANTY

This Guaranty is given this 26th day of October, 2009, by RioCan Real Estate Investment Trust, an unincorporated closed end trust constituted in accordance with the laws of the Province of Ontario (the “Guarantor”), in favor of Cedar Shopping Centers, Inc., a Maryland corporation, and Cedar Shopping Centers Partnership, L.P., a Delaware limited partnership (collectively “Cedar”).

WHEREAS, pursuant to a securities purchase agreement dated the date hereof (the “Agreement”), a direct or indirect wholly-owned subsidiary of the Guarantor (the “Purchaser”) will be acquiring shares of common stock and warrants to purchase common stock of Cedar Shopping Centers, Inc.;

WHEREAS, the Guarantor is the direct or indirect sole stockholder of the Purchaser and expects to derive a financial advantage from this Guaranty; and

WHEREAS, in order to induce Cedar to enter into the Agreement with Purchaser, the Guarantor has agreed to give this Guaranty in favor of Cedar.

NOW, THEREFORE, FOR VALUE RECEIVED, THIS GUARANTY WITNESSETH as follows:

1.           The Guarantor hereby absolutely, unconditionally and irrevocably guarantees the due performance and prompt payment in full of any and all existing and future obligations of any and all kinds of the Purchaser to Cedar arising out of or in connection with the Agreement.  If any term, condition or provision of the Agreement or the application thereof to any party or circumstance shall be ruled invalid, illegal or unenforceable in any respect, the validity, legality or enforceability of any term, condition or provision of this Guaranty shall not in any manner be affected or impaired.

2.           The liability of the Guarantor under this Guaranty is an absolute, primary, direct, present and unconditional guaranty of payment and performance and may be enforced without Cedar first attempting to collect from or without Cedar first resorting to any rights or remedies Cedar may have against the Purchaser or any other person or entity.

3.           The Guarantor hereby acknowledges that no release or extinguishment of the Purchaser’s obligations or liabilities (other than in accordance with the terms of the Agreement or otherwise with the written agreement of Cedar), whether by decree in any bankruptcy proceeding or otherwise, shall affect the continuing validity and enforceability of this Guaranty.

4.           The Guarantor hereby consents to all of the terms and provisions of the Agreement as the same may be from time to time hereafter amended or changed, and waives and agrees not to assert as a defense in any action upon this Guaranty (a) notice of any amendment, modification or change in any term, condition or provision of the Agreement; (b) notice of any default under the Agreement; (c) demand for performance or observance of, and any enforcement of any term, condition or provision of, or any pursuit or exhaustion of any rights or remedies against Purchaser; and (d) to the extent it may lawfully do so, any and all demands and notices of every kind and description with respect to the foregoing or which may be required to be given by any statute or rule of law and any defense of any kind which it may now or hereafter have with respect to this Guaranty or the Agreement, except to the extent any such defense is available to Purchaser.

5.           No failure on the part of Cedar to exercise, and no delay in exercising, any right, remedy or power hereunder shall operate as a waiver under this Guaranty, nor shall any single or partial exercise by Cedar of any right, remedy or power hereunder preclude any other or future exercise of any other right, remedy or power.

6.           The Guaranty herein contained shall be a continuing guaranty and shall remain in full force until all of the obligations of the Purchaser under the Agreement shall have been satisfied in full.

7.           This Guaranty shall be binding upon the Guarantor, its successors and assigns, and shall inure to the benefit of Cedar, its successors and assigns.

8.           Cedar acknowledges that this letter agreement shall be conclusively taken to have been executed by, or by officers of the Guarantor on behalf of, the trustees of the Guarantor only in their capacity as trustees of the Guarantor.  Cedar hereby disavows any liability upon and waive any claim against holders of units of the Guarantor and annuitants under plans of which holders of units of the Guarantor act as trustee or carrier and the obligations created hereunder are not personally binding upon, nor shall resort be had to, nor shall recourse or satisfaction be sought from, the private property of any trustee or officer of the Guarantor or any holder of units of the Guarantor or annuitant, but the property of the Guarantor from time to time or a specific portion thereof only shall be bound.  It is agreed that the benefit of this provision is restricted to the trustees and officers of the Guarantor, each holder of units issued by the Guarantor and annuitants and, solely for that purpose, the undersigned signing officers of the Guarantor have entered into this provision as agent and trustee for and on behalf of the trustees of the Guarantor, each holder of units of the Guarantor and each annuitant.

9.           Any demand or notice to be made or given by Cedar to the Guarantor under this Guaranty shall be given by notice addressed to the Guarantor at the address provided in Section 10.8 of the Agreement.

10.         This Guaranty cannot be changed or terminated orally and shall be governed by and construed in accordance with the laws of the State of New York without giving effect to the principles of conflict of laws.

IN WITNESS WHEREOF, the Guarantor has executed this Guaranty on the day and year first abovementioned.

RioCan Real Estate Investment Trust

By:

Exhibit 6

THE WARRANT AND ANY SHARES OF COMMON STOCK ISSUED UPON EXERCISE HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), OR THE SECURITIES LAWS OF ANY STATE AND MAY NOT BE OFFERED, SOLD, TRANSFERRED, PLEDGED OR OTHERWISE DISPOSED OF WITHOUT AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT AND UNDER ANY APPLICABLE STATE SECURITIES LAWS, RECEIPT OF A NO-ACTION LETTER ISSUED BY THE SECURITIES AND EXCHANGE COMMISSION (TOGETHER WITH EITHER REGISTRATION OR AN EXEMPTION UNDER APPLICABLE STATE SECURITIES LAWS) OR AN OPINION OF COUNSEL ACCEPTABLE TO THE COMPANY THAT THE PROPOSED TRANSACTION WILL BE EXEMPT FROM REGISTRATION UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS.

WARRANT TO PURCHASE

SHARES OF COMMON STOCK

OF

CEDAR SHOPPING CENTERS, INC.

NO. W 1

1,428,570 Shares
October 30, 2009

FOR VALUE RECEIVED, subject to the provisions hereinafter set forth, the undersigned, CEDAR SHOPPING CENTERS, INC., a Maryland corporation (together with its successors and permitted assigns, the “Company”), hereby certifies that

RIOCAN HOLDINGS USA INC.

or its registered assigns is entitled to subscribe for and purchase, during the period specified in this Warrant (this “Warrant”), 1,428,570 shares (subject to adjustment as hereinafter provided) of duly authorized, validly issued, fully paid and non-assessable shares of common stock of the Company, $0.06 par value (“Common Stock”), at an initial exercise price of $7.00 per share (“Exercise Price”), subject, however, to the provisions and upon the terms and conditions hereinafter set forth.  This Warrant is issued pursuant to the Securities Purchase Agreement dated October 26, 2009 among the Company, Cedar Shopping Centers Partnership, L.P., RioCan Real Estate Investment Trust and RioCan Holdings USA Inc. (the “Purchase Agreement”), and, by execution of the Purchase Agreement, the holder hereof has agreed (and any transferee of this Warrant will agree) to comply with the obligations set forth herein and therein.

1.
Exercise of This Warrant.  The rights represented by this Warrant may be exercised by the holder hereof, in whole or in part (but not as to a fractional share of Common Stock), by the surrender of this Warrant (properly endorsed if required) at the office of the Company, 44 South Bayles Avenue, Port Washington, New York 11050, or such other office or agency of the Company as the Company may designate by notice in writing to the holder hereof at the address of such holder appearing on the books of the Company, at any time and from time to time after the date hereof and before 5:00 P.M., New York City time, two years from the date hereof (the “Exercise Period”) upon payment to the Company of the Exercise Price for such shares.

The Exercise Price for shares of Common Stock issuable upon exercise of this Warrant shall be payable as follows:  (a) by payment to the Company of the Exercise Price in cash, by check or by wire transfer of funds or (b) by surrender to the Company for cancellation of notes or debt securities of the Company having a principal balance plus accrued interest on the date of exercise equal to the Exercise Price for such shares or (c) by a combination of the methods described in clauses (a) and (b) above.  The Company agrees that the shares so purchased shall be deemed to be issued to the holder hereof as the record owner of such shares as of the close of business on the date on which this Warrant shall have been surrendered and payment made for such shares as aforesaid.  Certificates for the shares of Common Stock so purchased shall be delivered to the holder hereof as promptly as practicable after the rights represented by this Warrant shall have been so exercised, and, unless this Warrant has expired, a new Warrant representing the number of shares, if any, with respect to which this Warrant shall not then have been exercised shall also be delivered to the holder hereof within such time.

2.	Reservation, Issuance and Listing of Stock.

A.
A.    The Company will at all times reserve and keep available, free from preemptive rights, out of its authorized but unissued Common Stock, solely for the purpose of issue upon exercise of the Warrant, such number of shares of Common Stock as shall then be issuable upon exercise of the Warrant.  The Company will, at its expense, use its commercially reasonable efforts to cause such shares to be listed (subject to issuance or notice of issuance) on all stock exchanges, if any, on which the Company’s Common Stock may become listed during the Exercise Period.

B.
The Company covenants that all shares which may be issued upon the exercise of the rights represented by this Warrant will, upon issuance, be duly authorized and validly issued, fully paid and nonassessable, not subject to preemptive rights and free from all taxes, liens, charges and security interests with respect to the issue thereof.

3.	Exercise Price. The above provisions are, however, subject to the following:

A.	Initial Exercise Price. The initial Exercise Price of $7.00 per share shall be subject to adjustment from time to time as hereinafter provided.

B.
Adjustment of Exercise Price and Number of Shares of Common Stock Issuable.  The Exercise Price and number of shares of Common Stock issuable upon exercise hereof shall be subject to adjustment from time to time in accordance with the following provisions, such adjustments shall take effect at the close of business on the date of any such split, subdivision, dividend or combination, as the case may be:

(1)
In case the Company shall at any time split or subdivide the outstanding shares of Common Stock or shall issue a stock dividend with respect to the Common Stock resulting in the issuance of additional shares of Common Stock, the number of shares of Common Stock for which this Warrant is exercisable immediately prior to such event shall be proportionally increased and the Exercise Price in effect immediately prior to such event shall be proportionately decreased to reflect such split, subdivision or stock dividend, as the case may be.

(2)
In case the Company shall at any time combine the outstanding shares of Common Stock, the number of shares of Common Stock for which this Warrant is exercisable immediately prior to such event shall be proportionally decreased and the Exercise Price in effect immediately prior to such event shall be proportionately increased to reflect such combination.

(3)
In case the Company shall declare a cash dividend on its Common Stock (excluding Dividends Paid in the Ordinary Course), the Exercise Price in effect immediately prior to the record date for such dividend shall be proportionately reduced immediately thereafter to reflect such dividend; such adjustment shall be made successively whenever such a record date is fixed.  In the event that such dividend is not so paid, the Exercise Price then in effect shall be readjusted, effective as of the date when the Board of Directors of the Company determines not to pay such dividend, to the Exercise Price that would then be in effect if such record date had not been fixed.  For purposes of this Warrant, “Dividends Paid in the Ordinary Course” shall mean dividends on Common Stock not to exceed $.225 per share per quarter.

C.
Reorganization, Consolidation, Merger or Sale.  If the Company shall effect a reorganization, shall merge with or consolidate into another corporation, or shall sell, transfer or otherwise dispose of all or substantially all of its assets and pursuant to the terms of such reorganization, merger, consolidation or disposition of assets, securities, property or assets of the Company, successor or transferee or an affiliate thereof or cash are to be received by or distributed to the holders of Common Stock, then the holder of this Warrant shall have the right thereafter to receive, upon the exercise of this Warrant, the number of shares of stock or other securities, property or assets of the Company, successor, transferee or affiliate thereof or cash receivable upon or as a result of such reorganization, merger, consolidation or disposition of assets by a holder of the number of shares of Common Stock equal to that to which the holder of this Warrant upon the exercise thereof immediately prior to such event would have been entitled.  The provisions of this subsection 3.C shall similarly apply to successive reorganizations, mergers, consolidations or dispositions of assets.  Upon any reorganization, consolidation, merger or transfer hereinabove referred to, this Warrant shall continue in full force and effect and the terms hereof shall be applicable to the shares of stock and other securities, property, assets and cash receivable upon the exercise of this Warrant after the consummation of such reorganization, consolidation, merger or transfer, as the case may be.  The Company shall not effect any such reorganization, consolidation, merger or transfer unless prior to the consummation thereof the successor corporation (if other than the Company) resulting therefrom or the corporation purchasing such assets shall, by written instrument executed and mailed to the registered holder hereof at the last address of such holder appearing on the books of the Company, (i) assume the obligation to deliver to such holder such shares of stock, securities, property or assets as, in accordance with the foregoing provisions, such holder may be entitled to purchase, and (ii) agree to be bound by all the terms of this Warrant.

D.
Notice of Adjustment.  Upon any adjustment of the Exercise Price and any increase or decrease in the number of shares of Common Stock purchasable upon the exercise of this Warrant, then, and in each such case, the Company, as promptly as practicable thereafter, shall give written notice thereof to the holder hereof at the address of such holder as shown on the books of the Company which notice shall state the Exercise Price as adjusted and the increased or decreased number of shares purchasable upon the exercise of this Warrant, setting forth in reasonable detail the method of calculation of each.

E.
Other Notices.  In case at any time the Company shall propose to (a) reorganize, or reclassify the capital stock of the Company, or consolidate, merge or otherwise combine with, or sell all or substantially all of its assets to, another person or (b) voluntarily or involuntarily dissolve, liquidate or wind up of the affairs of the Company; then, in any one or more of said cases, the Company shall give to the holder hereof at least ten (10) days’ prior written notice of the date on which the books of the Company shall close or a record shall be taken for determining rights to vote in respect of any such reorganization, reclassification, consolidation, merger, sale, dissolution, liquidation or winding up.

4.	No Voting Rights. This Warrant shall not entitle the holder hereof to any voting rights or other rights as a stockholder of the Company.

5.
Transfer and Registration of Warrants.  This Warrant and all rights hereunder are transferable, in whole or in part, at the office or agency of the Company referred to in Section 1 hereof by the holder hereof in person or his duly authorized attorney, upon surrender of this Warrant properly endorsed; provided, that this Warrant may not be transferred or assigned in whole or in part without compliance with (i) the provisions of the Purchase Agreement, and (ii) all applicable federal and state securities laws by the transferor and the transferee (including, to the extent required by law or reasonably requested by the Company, the delivery of appropriate investment representations in customary form).  Each taker and holder of this Warrant, by taking or holding the same, consents and agrees that this Warrant, when endorsed in blank, shall be deemed negotiable, and that the holder hereof, when this Warrant shall have been so endorsed may be treated by the Company and all other persons dealing with this Warrant as the absolute owner thereof for any purpose and as the person entitled to exercise the rights represented by this Warrant, or to the transfer hereof on the books of the Company, any notice to the contrary notwithstanding; but until such transfer on such books, the Company may treat the registered holder hereof as the owner for all purposes.

6.
Exchanges of Warrants.  This Warrant is exchangeable, upon the surrender hereof by the holder hereof at such office or agency of the Company, for new Warrants of like tenor representing in the aggregate the right to subscribe for and purchase the number of shares that may be subscribed for and purchased hereunder, each of such new Warrants to represent the right to subscribe for and purchase such number of shares as shall be designated by said holder hereof at the time of such surrender.

7.
No Fractional Shares.  No fractional shares of Common Stock or scrip representing fractional shares of Common Stock shall be issued upon the exercise of the Warrant, but, in lieu thereof, there shall be paid an amount in cash equal to the same fraction of the closing price of a whole share of Common Stock on the business day preceding the day of exercise.

8.
Replacement of Warrants.  Upon receipt of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of the Warrant and, in the case of any such loss, theft or destruction, upon delivery of an indemnity agreement reasonably satisfactory in form and amount to the Company or, in the case of any such mutilation, upon surrender and cancellation of such Warrant, the Company at its expense will execute and deliver, in lieu thereof, a new Warrant of like tenor.

9.
Remedies.  The Company stipulates that the remedies at law of the holder of this Warrant in the event of any default or threatened default by the Company in the performance of or compliance with any of the terms of this Warrant are not and will not be adequate, and that such terms may be specifically enforced by a decree for the specific performance of any agreement contained herein or by an injunction against a violation of any of the terms hereof or otherwise.

10.
Notices.  Except as otherwise provided herein, any notices hereunder shall be deemed to have been given five (5) days after having been mailed in the United States by registered or certified mail, addressed if given to the Company to the principal office of the Company, Attention:  President, or if given to a holder of this Warrant addressed to such holder at his address as the same shall appear on the books of the Company.

11.
Miscellaneous.  This Warrant and any term hereof may be changed, waived, discharged or terminated only by an instrument in writing signed by both the Company and the holder hereof.  This Warrant is being delivered in the State of New York and shall be construed and enforced in accordance with and governed by the laws of such State.  The headings in this Warrant are for purposes of reference only, and shall not limit or otherwise affect any of the terms hereof.

12.	Expiration of Warrants. At 5:00 P.M. New York time on the last day of its Exercise Period, the Warrant, if not exercised prior thereto, shall be and become wholly void and of no value.

13.
No Impairment.  The Company shall not by any action, including, without limitation, amending its charter documents or through any reorganization, reclassification, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other similar voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such actions as may be necessary or appropriate to protect the rights of the holder hereof against impairment.  Without limiting the generality of the foregoing, the Company shall take all commercially reasonable action as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable shares of Common Stock upon the exercise of this Warrant, free and clear of all liens, and shall use its commercially reasonable efforts to obtain all such authorizations, exemptions or consents from any public regulatory body having jurisdiction over it as may be necessary to enable the Company to perform its obligations under this Warrant.

14.
Supplying Information; Rule 144.  The Company shall cooperate with the holder hereof in supplying such information as may be reasonably necessary for such holder to complete and file any information reporting forms presently or hereafter required by the Securities and Exchange Commission (the “Commission”) as a condition to the availability of an exemption from the Securities Act of 1933, as amended (the “Act”) for the transfer hereof.  The Company shall use its commercially reasonable efforts to at all times make public information available so as to afford the holder hereof the benefits of Rule 144 of the Commission in connection with resales.

IN WITNESS WHEREOF, Cedar Shopping Centers, Inc. has caused this Warrant to be signed by one of its duly authorized officers.

Dated:  October 30, 2009

CEDAR SHOPPING CENTERS, INC.

By:
Name
Title

ELECTION TO PURCHASE

(To be signed only upon exercise of Warrant)

To:	Cedar Shopping Centers, Inc.
44 South Bayles Avenue
Port Washington, New York 11050
Attn: Leo S. Ullman

The undersigned, the holder of the within Warrant, hereby irrevocably elects to exercise the purchase right represented by such Warrant for, and to purchase thereunder, _________________1shares of Common Stock of Cedar Shopping Centers, Inc. and herewith (a) makes payment of $_______________ therefor or (b) surrenders for cancellation notes or debt securities of the Company equal to the Exercise Price.  The undersigned requests that the certificates for such shares be issued in the name of, and delivered to, __________________________, whose address is ___________________________________.

Dated: ____________, 20__

(Signature must conform in all respects to name of holder as specified on the face of the Warrant)

(Address)

(Address)

1 Insert here the number of shares called for on the face of the Warrant (or, in the case of a partial exercise, the portion thereof as to which the Warrant is being exercised), in either case without making any adjustment for additional Common Stock or any other stock or other securities or property or cash which, pursuant to the adjustment provisions of the Warrant, may be deliverable upon exercise.

ASSIGNMENT
(To be signed only upon transfer of Warrant)

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers all of the rights of the undersigned under the within Warrant, with respect to the number of shares of Common Stock of Cedar Shopping Centers, Inc. covered thereby set forth herein below unto:

Name of Assignee	Address	No. of Shares

Dated: ____________, ____

(Signature must conform in all respects to name of holder as specified on the face of the Warrant)

(Address)

(Address)

Signed in the presence of:

________________________________
(Signature)

________________________________
(Print)